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February 5, 2025

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eiko Yaoita Pyles, Ernest Greene, Eranga Dias, Asia Timmons-Pierce

Re:	TCFIII SPACECO HOLDINGS LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed January 24, 2025

File No. 333-284382

Ladies and Gentlemen:

On behalf of our client, TCFIII Spaceco Holdings LLC, a Delaware limited liability company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated January 31, 2025 relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 submitted on January 24, 2025.

In connection with such responses, the Company will be filing, electronically via EDGAR, Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 initially filed on January 21, 2025 (the “Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

February 5, 2025

Amendment No. 1 to Registration Statement on Form S-1 filed January 24, 2025

Prospectus Summary

Recent Developments, page 10

1.

We note your statement in your disclosure suggesting not to place undue reliance on your preliminary results, which may differ from actual results. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of the Amendment accordingly.

* * * * *

Securities and Exchange Commission

February 5, 2025

Please do not hesitate to contact Sean M. Ewen at (212) 728-8867 at Willkie Farr & Gallagher LLP with any questions you may have regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Sean M. Ewen
Sean M. Ewen, Willkie Farr & Gallagher LLP

cc:	Tony Koblinski, TCFIII Spaceco Holdings LLC

Mike Willis, TCFIII Spaceco Holdings LLC

Brandon McCoy, Willkie Farr & Gallagher LLP

Hugh McLaughlin, Willkie Farr & Gallagher LLP